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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 14D-9

      Solicitation/Recommendation Statement under Section 14(d)(4)
                of the Securities Exchange Act of 1934


                   USA REAL ESTATE INVESTMENT TRUST
________________________________________________________________________
                        (Name of Subject Company)

                   USA REAL ESTATE INVESTMENT TRUST
________________________________________________________________________
                  (Names of Persons Filing Statement)

                     SHARES OF BENEFICIAL INTEREST
________________________________________________________________________
                    (Title of Class of Securities)

                              903 28G 308
________________________________________________________________________
                 (CUSIP Number of Class of Securities)

                     GREGORY E. CRISSMAN, CHAIRMAN
                    USA REAL ESTATE INVESTMENT TRUST
                       PMB 314, P. O. BOX 255427
                     SACRAMENTO, CALIFORNIA 95865
                      Telephone No: 800-308-4532
________________________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)



___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


















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Item 1.    Subject Company Information.

a. The Subject Company is USA Real Estate Investment Trust, ("USA REIT"), PMB 314, P. O. Box 255427, Sacramento, California 95865, Telephone No. 800-308-4532.

b. The subject securities are the Shares of Beneficial Interest (the "Shares") of USA REIT of which there are presently issued and outstanding approximately 27,115.


Item 2.    Identity and Background of Filing Person.

a.  The Filing Person is the Subject Company.

b. Pursuant to a tender offer directed to the shareholders of USA REIT, and without the advance knowledge or consent of USA REIT, and subject to the terms and conditions of an Offer to Purchase dated September 4, 2001, (the "Tender Offer"), Sutter Opportunity Fund 2 LLC, (the "Offeror"), 150 Post Street, Suite 320, San Francisco, California 94108, Telephone No. 415-788-1444, has offered to purchase up to 2,650 of the Shares at the purchase price of $300 per share, less the amount of any dividends or distributions declared or made after September 4, 2001. (In references hereinafter to the Offeror, that term shall include the executive officers, directors, and affiliates of the Offeror.)


Item 3.    Past Contacts, Transactions, Negotiations, and Agreements.

    USA REIT has no agreements, understandings, or arrangements of any kind or nature with the Offeror, its executive officers, directors, or affiliates. The Offeror and its executive officers, directors, and affiliates are not affiliated with USA REIT, its officers or Trustees in any way.


Item 4.    The Recommendation of USA REIT.

a.  USA REIT recommends to its shareholders that they reject the Tender Offer.

b. The reasons for the aforesaid recommendation are as follows: The price of $300 per share is inadequate. The present book value of the Shares is $534 per share. The Shares currently receive an annual dividend of $63.36 per share. Periodically shareholders offer to sell Shares to USA REIT. During 2001, in its discretion, USA REIT accepted such offers for 435 shares for which it paid $492 per share, which is 64% greater than $300.

c. After reasonable inquiry, USA REIT believes that none of its Trustees or officers who are shareholders intend to sell any Shares to the Offeror pursuant to the Tender Offer.


Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

    Other than the officers and attorneys of USA REIT, no persons or classes of persons have been directly or indirectly employed, retained, or will be compensated to make recommendations on behalf of USA REIT in connection with the Tender Offer.

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Item 6.    Interest in Securities of the Subject Company.

    To the best information of USA REIT, there have been no transactions in the Shares during the sixty-day period preceding the date of the Tender Offer or since the date of the Tender Offer.


Item 7.    Purposes of the Transaction and Plans or Proposals.

    There have been no negotiations between USA REIT and the Offeror, there is no agreement between USA REIT and the Offeror, there has been no transaction between USA REIT and the Offeror, and, except with respect to the Recommendation set forth in Item 4 above, there has been no resolution by the Trustees of USA REIT with respect to the Tender Offer or the Offeror.


Item 8.    Additional Information.

    USA REIT is not aware of any additional material information concerning the Tender Offer.


Item 9.    Exhibits.

    There is attached as Exhibit A hereto a letter dated September 10, 2001, from USA REIT to its shareholders in which USA REIT recommends that the Tender Offer be rejected.



                                     SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          Gregory E. Crissman
                                              (Signature)

                                          GREGORY E. CRISSMAN,
                                          as CHAIRMAN of USA REAL
                                          ESTATE INVESTMENT TRUST

                                          Date: September 19, 2001














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                                    EXHIBIT A


                        USA REAL ESTATE INVESTMENT TRUST
                           PMB 314, P.O. Box 255427
                              Sacramento, CA 95865
                               Tel:  800-308-4532
                               Fax: 916-564-4567


                               September 10, 2001


To All Holders of Shares of Beneficial Interest in
USA REAL ESTATE INVESTMENT TRUST

Dear Shareholders:

You have recently received, or soon will receive, a tender offer from Sutter Opportunity Fund 2 LLC to purchase some or all of your shares in USA Real Estate Investment Trust for the price of $300 per share. Sutter Opportunity Fund 2 LLC is not related to the Trust or its Trustees in any way.

We believe it is our duty to inform you as follows. The price of $300 per share is inadequate. The present book value of your shares is $534 per share. Your shares currently receive an annual dividend of $63.36 per share. Periodically shareholders have offered to sell their shares to the Trust. During 2001, in its discretion, the Trust accepted such offers for 435 shares at the price of $492 per share, which is 64% greater than $300.

Based on the foregoing reasons, we recommend that you reject the tender offer by simply ignoring it.

If you have any questions or comments, please call us at (800) 308-4532.

                                       Respectfully,

                                       Gregory E. Crissman
                                       Chairman